Exhibit 99.1

Kamada Announces Appointment of Naveh Tov, M.D., Ph.D., to Vice President, Clinical Development and Medical Director for Pulmonary Diseases

NESS ZIONA, Israel -- June 23, 2016 -- Kamada Ltd. (Nasdaq & TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, today announced the appointment of Naveh Tov, M.D., Ph.D., to the position of Vice President, Clinical Development and Medical Director for Pulmonary Diseases, effective July 1, 2016.  Dr. Tov has served as Kamada’s Medical Director in a part- time consultancy role since 2007.  In addition to his current responsibilities as Medical Director of the Company's pulmonology area, in his new position, Dr. Tov will now also lead Kamada’s clinical development activities.

Dr. Eran Schenker, Vice President and Medical Director, will continue to lead Kamada's medical affairs in all of our non-pulmonary specialties, focused on Immunology and specific IgGs, such as Type-1 Diabetes, Graft vs. Host Disease (GvHD), Transplantations and Anti-Rabies IgG, as well as new initiatives. Dr. Schenker will also expand his involvement in supporting Business Development and Investors Relations.

“Dr. Tov has been instrumental in recent years in directing Kamada’s medical affairs initiatives in the pulmonary diseases.  We are excited that he will now join us on a full-time basis and will also be leading our clinical development activities, which have reached a very important and advanced stage,” said Amir London, Kamada’s Chief Executive Officer.  “With a robust pipeline of late-stage clinical programs focused on multiple therapeutic indications for Alpha-1 Antitrypsin (AAT), including Inhaled AAT for AAT Deficiency, Cystic Fibrosis and Bronchiectasis, and Infused (IV) AAT for Type 1 Diabetes, Graft versus Host Disease (GvHD), and lung transplant, having accomplished individuals like Dr. Tov and Dr. Schenker in key leadership positions is critical to Kamada’s future success.”

Previously, Dr. Tov served in both active hospital academic and clinical positions at Bnai Zion Medical Center, Haifa, Israel.  He specializes in Internal, Pulmonary and Sleep Medicine and served as Head of the Pulmonary Unit, and as Deputy of Internal Ward C, at Bnai Zion Medical Center, for 14 years.  During these years, Dr. Tov served in academia and held appointments at the Bruce Rappoport School of Medicine-Technion in Haifa, Israel.

Dr. Tov is a member of the American Thoracic Society and the European Respiratory Society. He holds an M.D. and a Ph.D. from the Bruce Rappoport School of Medicine-Technion.

About Kamada Ltd
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia® in the U.S. through a strategic partnership with Baxalta (formerly Baxter International Inc’s BioScience business and now part of Shire plc).  In addition to Glassia®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that its MAA was submitted to the EMA after completing a pivotal Phase 2/3 clinical trials in Europe and is in Phase 2 clinical trials in the U.S. and its intravenous AAT to treat type-1 diabetes, GvHD and to prevent lung transplant rejection. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACT:
Kamada Contacts:
Gil Efron
Chief Financial Officer
ir@kamada.com

Bob Yedid
LifeSci Advisors
646-597-6989
bob@lifesciadvisors.com